July 20, 2012

VIA EDGAR

Mr. H. Roger Schwall, Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549-4546

Re:	Arete Industries, Inc.
Registration Statement on Form S-1
Filed May 29, 2012
File No. 333-181739

Dear Mr. Schwall:

Enclosed for filing via EDGAR on behalf of Arête Industries, Inc. (the “Company”) is its response to the comments of the Staff contained in the Staff’s letter dated June 15, 2012, commenting on the filing referenced above. Our responses are in bold following the restatement of your questions, which are in non-bold italics.

Registration Statement on Form S-1

Selling Shareholders, page 55

1. For each entity, please identify the natural person or persons who exercise sole and/or shared voting or dispositive powers over the securities offered for resale. See Rule 13d-3 of the Exchange Act and Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Answer: Exhibit A attached to this letter is the table that will be included when we file the first amendment to our Form S-1.

Mr. H. Roger Schwall, Assistant Director

United States Securities and Exchange Commission

July 20, 2012

Financial Statements

Note 3 – Acquisitions and Disposition of Oil and Gas Properties, page F-14

2. We note that you have not filed the financial statements for property interests acquired that are necessary to comply with Rule 8-04 of Regulation S-X. You will need to comply with the advisement you received on this matter from our Division’s Office of Chief Accountant. Please submit the accounting and disclosure revisions that you propose to resolve the concerns expressed about the timing and valuation of the acquisition reflected in your annual report. You should include a detailed explanation to support the course of action that you propose. Please understand that you will need to amend the financial statements in your registration statement and periodic reports to include similar revisions.

Answer: Please find attached as Exhibit B our proposal in the form of a draft Form 8-K/A to comply with the historical financial statements requirements and the pro forma financial information that is required. The only open issue that impacts the Form 8-K/A is whether the acquisition date should be July 29, 2011 or the closing date of September 29, 2011. Please see our responses below for our support for the July 29, 2011 date which is the basis upon which the Draft Form 8-K/A has been prepared.

3. With regard to the matter referenced in the preceding comment, concerning the interests in oil and gas properties located in Colorado, Kansas, Wyoming and Montana, recently acquire from Tucker Family Investments, LLLP, DNR Oil & Gas, Inc. and Tindall Operating Company, address the following points.

•

We note that you had the right to receive a portion of the proceeds from selling certain interests in the properties before full payment of the base purchase price and assignment of these interests to you. Please describe the journal entries for each of these transactions.

•

Explain how you accounted for the $5,101,047 of proceeds received from the sale of certain properties that were sold before payment of the base purchase price in your statement of cash flows and your rationale.

•	Tell us how you are able to support the gain recognition of $2,479,934 million from the sale of properties in advance of taking ownership of them.

Answer: In responding to this comment, we believe the best source of GAAP guidance is contained in the business combination rules, even though our response to Comment #4 indicates that we believe the transaction should be accounted for as asset acquisition rather than as a business combination.

Mr. H. Roger Schwall, Assistant Director

United States Securities and Exchange Commission

July 20, 2012

Please see Exhibit C which provides the acquisition accounting journal entries for these transactions. On July 3, 2012, we submitted correspondence to Ms. Leslie Overton and our submission included a binder with copies of relevant agreements and other documents that supported our conclusion regarding this issue. In conducting our review and analysis of the proper accounting treatment for the transactions, we examined the appropriate provisions of paragraphs 6 and 7 of ASC 805-10-25. Those two paragraphs focus on the issue of control in identifying the acquisition date for a business combination, as follows:

25-6 The acquirer shall identify the acquisition date, which is the date on which it obtains control of the acquiree.

25-7 The date on which the acquirer obtains control of the acquiree generally is the date on which the acquirer legally transfers the consideration, acquires the assets, and assumes the liabilities of the acquiree—the closing date. However, the acquirer might obtain control on a date that is either earlier or later than the closing date. For example, the acquisition date precedes the closing date if a written agreement provides that the acquirer obtains control of the acquiree on a date before the closing date. An acquirer shall consider all pertinent facts and circumstances in identifying the acquisition date.

We believe the relevant facts here are as follows: On July 29, 2011, the Company entered into an amended and restated purchase and sale agreement (the “Amended PSA”) for the Properties, which consisted of the properties that were retained by the Company (“Retained Properties”) as well as the right to proceeds from the sale by the sellers of the School Creek properties that were sold on August 23, 2011 (referred to as the “Separate Interests”) and with respect to which the Company recognized a gain on sale of $2,479,934 during the third quarter of 2011.

When the original agreement to acquire the Properties was executed in May 2011 (the “Original PSA”), the possibility of a sale of the Separate Interests was not addressed. However, when the Company did not fulfill its payment obligations under the Original PSA, the renegotiated terms of the Amended PSA executed on July 29, 2011 specifically addressed a sale of the Separate Interests, and resulted in the Seller’s right to retain 70% of the proceeds from sale of the Separate Interests (after the Company recovered 125% of the agreed upon allocation of $2,385,918 relating to the Separate Interests). As a result of these changes reflected in the Amended PSA, the Company was entitled to receive from the sale of the Separate Interests net proceeds of $5,101,047 under the Amended PSA, whereas under the Original PSA the Company would have been entitled to receive approximately $9,600,000 of the net proceeds from the sale of the Separate Interests. The Company utilized the $5,101,047 of proceeds from the sale of the Separate Interests to make Amended PSA principal and interest payments due on August 31, 2011 for approximately $3,770,000, and prepaid the remaining $1,331,000 toward the second installment which was due on September 15, 2011.

As set forth above, the Company had vested contractual rights in the proceeds from the sale of the Separate Interests as of July 29, 2011. We believe these vested contractual rights are equivalent to the concept of “control” under ASC 802-10-25. This conclusion is supported by the Satisfaction Agreement, whereby the sellers’ expressly agreed that the Company had the rights to the net proceeds from the sale of the Separate Interests on August 23, 2011. In applying the facts of this transaction to paragraphs 6 and 7 of ASC 802-10-25, Arête had control of the express contractual right to the agreed upon net proceeds from the sale of the Separate Interests as of August 23, 2011. There was never a transfer of title to the Company in the oil and gas properties underlying the Special Interests, and such title transfer was not required for the Company to realize its vested contractual right to the net proceeds from the sale of the Separate Interests. Therefore, we believe that the acquisition date for the contractual rights associated with the Separate Interests was on July 29, 2011, and the gain of $2,479,934 was realized upon execution of the Satisfaction Agreement and receipt of our share of the net proceeds on August 23, 2011.

Mr. H. Roger Schwall, Assistant Director

United States Securities and Exchange Commission

July 20, 2012

4.	We note your disclosure of the summary of agreed-upon values associated with the oil and natural gas properties acquired which total $11 million. Please explain how you are able to demonstrate that the purchase price valuation and allocation is consistent with FASB ASC 805-20-30-1 which requires measurement of assets acquired and liabilities assumed at fair value.

Answer: For financial accounting purposes, the acquisition is considered to be an asset acquisition rather than a business combination. Our first step in arriving at this conclusion was to establish the distinction between what constitutes a “business” for “SEC Reporting Purposes” and the determination for “Financial Accounting Purposes” as to whether the applicable accounting requirements are those related to business combinations, or simply asset acquisition accounting. We referred to Section 2010 of the SEC Division of Corporation Finance’s Financial Reporting Manual with the following relevant excerpts:

2010.1 Reporting versus Accounting – The determination of what constitutes a business for reporting purposes (e.g., S-X 3-05 and Item 2.01 of Form 8-K) is made by reference to the definition of a “business” in S-X 11-01(d). The determination of what constitutes a business for accounting purposes (e.g., whether acquired net assets constitute a business for purposes of determining whether a business combination as defined in SFAS 141R [ASC-MG] has occurred) is made by reference to SFAS 141R paragraph 3d [ASC-MG]. It is possible for the determination to be different under the two requirements.

2010.4 A working interest in an oil and gas property—The staff considers the acquisition of a working interest in an oil and gas property to be a business for reporting purposes. As discussed in Section 2065.7 “Statements of Revenues and Direct Expenses – Oil and Gas Properties,” CF-OCA will consider a registrant’s request to provide abbreviated financial statements to satisfy the requirements of S-X 3-05.

Based on section 2010.4, it is clear that the acquisition of a working interest in oil and gas properties is a business for SEC Reporting Purposes (SX 3-05 and Form 8-K). However, it is also clear under Section 2010.1 that the determination of whether the transaction should be accounted for under business combination rules or asset acquisition rules is unrelated to the determination for SEC Reporting Purposes. In the remainder of this section, we will address the determination of whether business combination or asset acquisition accounting is applicable to this transaction. The PWC Global Guide to Accounting for Business Combinations and Non-controlling Interests, states that “uncertainty may exist as to whether a transaction is the acquisition of a business or group of assets. If an asset or group of assets (physical or intangible) is not accompanied by any associated processes, the acquired group is likely to be a group of assets, not a business. Identifying the accompanying inputs and associated processes might be difficult”.

Mr. H. Roger Schwall, Assistant Director

United States Securities and Exchange Commission

July 20, 2012

Presented below is a chart developed by PWC that summarizes characteristics of business combinations and asset acquisitions, along with our commentary in the right column about the factors that affected our conclusion about the correct accounting for this transaction:

Business combination	Asset acquisition	Arête Transaction
Key business processes acquired	No processes acquired or only administrative processes acquired	Besides the oil and gas properties, only administrative processes were acquired and/or contracted.

A market participant could manage the assets to provide a return to its owners	A market participant could not manage the assets to provide a return to its owners without combining them with other assets	A typical market participant may not have the geologic and engineering expertise to competently evaluate the horizontal drilling and recompletion potential for the acquired properties.

Key elements are missing but can be easily replicated or obtained	Key elements are missing and cannot be easily replicated or obtained	Arête needs to obtain highly specialized consulting resources to manage /replicate key elements previously provided by DNR/Tucker. Key processes that were not acquired are the geological, geophysical and engineering expertise directly related to these specific properties that will be needed to fully exploit the horizontal drilling and recompletion potential for the properties. The full exploitation of the properties is needed to deliver value to shareholders.

Key employees hired	No employees hired	No employees were hired (but administrative services are provided under a short-term operating agreement).

Able to produce “Day 1” outputs	Not able to create economic benefits	The properties produce only marginal outputs on Day 1, but the economic benefits are inadequate for a typical market participant. Full exploitation of the assets will require evaluation of horizontal drilling and recompletion opportunities as well as opportunities to sell some properties. A market participant would not likely have purchased these properties for the existing cash flows.

Presence of liabilities and/or goodwill	No goodwill present	No goodwill is present.

Based on the factors in the table above, we believe key processes were not acquired and, therefore, Arête’s purchase of oil and gas properties should be accounted for as an asset acquisition as opposed to a business combination. Presented below is our proposed disclosure to reflect this conclusion:

For financial accounting purposes, the acquisition of the working interests and the Separate Interests are not considered a business combination under SFAS No. 141R, Business Combinations, as codified in FASB ASC Topic 805, Business Combinations. This determination was arrived at by considering key processes that were not acquired as part of the acquisition. No employees were acquired as part of the acquisition. Specifically, after the acquisition the Company will require highly specialized employees or consulting resources to manage and replicate key elements related to the Properties that were previously provided by the Sellers. Key processes that were not acquired include the geological, geophysical and engineering expertise directly related to these specific properties that will be needed to fully exploit the horizontal and recompletion potential for the Properties.

Mr. H. Roger Schwall, Assistant Director

United States Securities and Exchange Commission

July 20, 2012

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Answer: At the time we request acceleration of the effective date of the pending registration statement, we will provide a written statement acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please call me at (303) 427-5959. In addition, we are available to meet with you personally if that would be helpful to resolve these comments.

Sincerely,

/s/ Donald W. Prosser
Donald W. Prosser
Chief Executive Officer

Exhibit A

Arête Industries, Inc.

Exhibit A – Selling Shareholders

Name of Selling Shareholder	Number of		Number of	Percentage of Ownership
	Shares	Number of	Shares
	Beneficially	Shares	Beneficially
	Owned Before	to be	Owned After	Before Offering	After Offering(2)
	Offering	Offered(1)	Offering(2)
Burlingame Equity Investors Master Fund, LP Blair Sanford, Managing Partner	740,248	557,575	182,673	7.8%	2.3%
Burlingame Equity Investors II, LP Blair Sanford, Managing Partner	65,812	48,485	17,327	0.7	0.2
Charles B. Davis	1,022,997	303,030	719,967	10.5	9.1
Michael J. Finney	150,940	15,152	135,788	1.6	1.9
T P Furlong	17,652	15,152	2,500	0.2	0
John H Rosasco	55,303	30,303	25,000	0.6	0.3
Lyon Oil Company LLC Lyon Steadman, Managing Member	35,302	30,302	5,000	0.4	0.1
Theodore Wahtell	30,302	30,303	0	0.3	0
William & Sara Kroske	17,576	7,576	10,000	0.2	0.1
Tucker Family Investments LLLP R Lee Tucker, Limited Partner	92,749	75,758	16,991	1.0	0.2
Michael Geller	90,303	30,303	60,000	1.0	0.8
Nicholas Scheidt	358,530	303,030	55,500	3.8	0.7
Pete Haman	106,061	106,061	0	1.1	0
Marc Venjohn	30,303	30,303	0	0.3	0
TOTAL	2,814,079	1,583,333	1,230,746	29.7%	15.6%

(1)	Includes shares issuable upon exercise of outstanding preferred convertible stock.
(2)	Assumes that all of the shares offered in this prospectus are sold, of which there is no assurance.

Exhibit B

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

Amendment No. 2

CURRENT REPORT

Pursuant To Section 13 or 15(d) of the

Securities Exchange Act of 1934

July 29, 2011

Date of report (Date of earliest event reported)

Arête Industries, Inc.

(Exact name of registrant as specified in its charter)

Colorado	33-16820-D	84-1508638
(State of other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P. O. Box 141, Westminster, CO 80036

(Address of principal executive offices, including zip code)

(303) 427-8688

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

As reported in the Company’s Form 8-K/A filing dated July 29, 2011, and filed with the Securities and Exchange Commission on August 5, 2011, Arête Industries, Inc. (the “Company”) entered into an Amended and Restated Purchase and Sale Agreement (“PSA”) and other related agreements and documents with the Tucker Family Investments, LLLP, DNR Oil & Gas, Inc. (“DNR”), and Tindall Operating Company (collectively, the “Sellers”) for the purchase of (i) working interests in oil and gas properties located in Wyoming, Colorado, Kansas and Montana (referred to as the “Properties”), and (ii) vested contractual rights in the net proceeds from the sale of certain properties located in Wyoming (referred to as the “Separate Interests”). This amendment to the Initial Form 8-K amends and supplements Items 9.01 (a) and (b) of the aforementioned Form 8-K/A to provide the required financial statements and pro forma financial information that were not filed with such Form 8-K/A and that are permitted to be filed by this amendment.

With respect to purchase of the Separate Interests, a formal closing and transfer of title was not required and did not occur in order for the Company to realize its proceeds related to the sale of the Separate Interests. The Company acquired the contractual rights associated with the Separate Interests on July 29, 2011, and the Company’s share of the net proceeds of $5,101,000 was received on August 23, 2011 which resulted in recognition of a gain of approximately $2,480,000. Because the Company acquired the vested contractual rights to the net proceeds but never took title to the underlying oil and gas properties, the financial information and related oil and gas reserve-based disclosures included in this Form 8-K/A exclude the Separate Interests.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired.

Individual Statements of Operating Revenues and Direct Operating Expenses are included herewith for the Properties acquired by the Company. Such Statements of Operating Revenues and Direct Operating Expenses are provided for the years ended December 31, 2009 and 2010, and the six months ended June 30, 2010 (unaudited) and June 30, 2011 (unaudited). This information is attached hereto as Exhibit 99.1 and incorporated herein by reference.

(b) Pro Forma Financial Information.

An unaudited pro forma consolidated balance sheet has been prepared to reflect (i) the purchase of the Properties, (ii) the acquisition of the vested contractual rights to the Separate Interests, (iii) the sale of the Separate Interests, and (iv) the issuance of preferred stock used to finance the acquisition of the Properties. The unaudited pro forma consolidated balance sheet was prepared as of June 30, 2011, and unaudited pro forma consolidated statements of operations were prepared for the year ended December 31, 2010, and for the six months ended June 30, 2011. This pro forma information is attached hereto as Exhibit 99.2 and incorporated herein by reference.

These unaudited pro forma consolidated financial statements are not necessarily indicative of the financial position or results of operations that would have occurred had the acquisition of the Properties and the Separate Interests been effected on the assumed dates. Additionally, future results may vary significantly from the results reflected in the unaudited pro forma consolidated statement of operations due to normal production declines, changes in prices, future transactions, the exclusion of various operating expenses and other factors.

(d) Exhibits.

Exhibit 23.1	Consent of Causey, Demgen & Moore, Inc.

Exhibit 23.2	Consent of Ryder Scott Company

Exhibit 99.1	Statements of Operating Revenues and Direct Operating Expenses for the years ended December 31, 2009 and 2010, and for the six months ended June 30, 2010 (unaudited) and 2011 (unaudited).

Exhibit 99.2	Unaudited pro forma consolidated balance sheet as of June 30, 2011, and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2010, and for the six months ended June 30, 2011.

Exhibit 99.3	Report of Ryder Scott Company as of December 31, 2009.

Exhibit 99.4	Report of Ryder Scott Company as of December 31, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ARETE INDUSTRIES, INC.

Date: July , 2012	By:
	Name:	Donald W. Prosser
	Title:	CEO and Director

Exhibit 99.1

INDEPENDENT AUDITOR’S REPORT

Placeholder for Auditor’s Report

STATEMENTS OF OPERATING REVENUES AND DIRECT OPERATING EXPENSES

OF OIL & GAS WORKING INTERESTS ACQUIRED BY ARÊTE INDUSTRIES, INC.

	Year Ended December 31:		Six Months Ended June 30:
	2009	2010	2010	2011
			(Unaudited)	(Unaudited)
Operating Revenues:
Oil sales	$1,364,161	$1,568,153	$757,102	$1,206,498
Natural gas sales	402,445	518,785	271,884	290,817

Total operating revenues	1,766,606	2,086,939	1,028,986	1,497,315

Direct Operating Expenses
Lease operating expense	1,147,813	1,172,340	566,240	560,649
Production taxes	153,703	167,742	81,694	121,183

Total direct operating expenses	1,301,516	1,340,082	646,620	681,832

Operating Revenues in Excess Of Direct Operating Expenses	$465,090	$746,856	$369,282	$815,483

The Accompanying Notes are an Integral Part of These Statements of Operating Revenues and Direct Operating Expenses.

NOTES TO STATEMENTS OF OPERATING REVENUES

AND DIRECT OPERATING EXPENSES

1.	SUMMARY OF ACQUISITION AGREEMENT:

On May 25, 2011, Arête Industries, Inc. (the “Company”) entered into a Purchase and Sale Agreement and other related agreements and documents with the Tucker Family Investments, LLLP, DNR Oil & Gas, Inc. (“DNR”), and Tindall Operating Company (collectively, the “Sellers”) for the purchase of certain oil and gas operating properties in Colorado, Kansas, Wyoming, and Montana (collectively, the “Original Purchase and Sale Agreement”). DNR is principally owned by a director of the Company, Charles B. Davis. The consideration for the purchase was determined by bargaining between management of the Company and Sellers, and the Company used reports of independent engineering firms to analyze the purchase price. The base purchase price for the properties was $10.0 million, of which the Company paid a nonrefundable down payment of $0.5 million and the remaining $9.5 million was financed by the Sellers pursuant to a promissory note due July 1, 2011. The Company was unable to arrange the funding to pay the $9.5 million promissory note due on July 1, 2011, and therefore, the note was not paid.

On July 29, 2011, the Company and Sellers entered into an Amended and Restated Purchase and Sale Agreement (“PSA”) regarding the purchase of (i) working interests in oil and gas properties located in Wyoming, Colorado, Kansas and Montana (referred to as the “Properties”), and (ii) vested contractual rights in the net proceeds from the future sale of certain properties located in Wyoming (referred to as the “Separate Interests”). The material terms of the PSA included an aggregate base purchase price for the Properties and the Separate Interests of $11.0 million to be paid by an initial payment of $0.9 million, comprised of (i) a credit in the amount of $0.5 million previously paid by the Company in connection with the Original Purchase and Sale Agreement; and (ii) $0.4 million in funds paid contemporaneously with the execution of the PSA. The remaining principal balance of the base purchase price in the amount of $10.1 million, together with interest at 10% per annum, was payable to Sellers in three monthly payments, with $3.7 million due August 15, 2011 (extended to August 31, 2011), and $3.2 million due on each of September 15, 2011 and October 15, 2011. By September 29, 2011, all required consideration had been paid to Sellers and closing was completed.

The PSA provided that the Company was entitled to proceeds from the production of oil and gas beginning on April 1, 2011, and the Company was also responsible was the lease operating expenses beginning on April 1, 2011. The net proceeds from oil and gas sales, less production taxes and lease operating expenses from April 1, 2011 to July 29, 2011 amounted to $766,728, which was treated as a reduction of the carrying costs of the Properties.

The acquisition of the Properties was structured whereby the Company acquired 100% of Seller’s interest in certain geologic zones of the properties. Presented below is a summary of agreed-upon values associated with the Properties and the Separate Interests, along with a discussion of the interests in the Properties retained by the Sellers:

Properties:
Rex Lake/ Big Hollow (WY)	$511,025	(b)
Kansas	2,152,216	(a)
Montana	98,179	(b)
Wyoming	2,733,773	(b)
Buff (WY)	611,211	(b)
Colorado	2,507,678	(a)

Total Working Interest Properties	8,614,802
Separate Interests	2,385,918	(d)

	$11,000,000	(c)

(a)	For a period of ten years after the closing date, the Colorado and Kansas properties provide for additional consideration that is payable to Sellers based on increases in Nymex prices for oil and natural gas, without regard to changes in the Company’s oil and natural gas reserves (referred to as the “Price Increase Factor”). If Nymex thresholds of $90, $100, $110, $125 and $150 per barrel of oil are exceeded for periods of 61 days or more, incremental purchase consideration of $250,000, $250,000, $500,000, $500,000 and $2,000,000, respectively, will be payable to Sellers. Similarly, if Nymex thresholds of $5.00, $6.00, $7.50, $10.00 and $12.00 per MMbtu of natural gas are exceeded for periods of 61 days or more, incremental purchase consideration of $50,000, $50,000, $150,000, $250,000 and $250,000, respectively, will be payable to Sellers.

The Colorado and Kansas properties also provide for additional consideration that is payable to Sellers if reserves classified as “possible” are converted to “proved producing reserves” through drilling or recompletion activities over a period of ten years after the closing date (referred to as the “Possible Reserve Factor”). For such increases in oil reserves, the Sellers are entitled to additional consideration of $250,000 for each increase of 20,000 net barrels; and for such increases in natural gas reserves, the Sellers are entitled to additional consideration of $150,000 for each increase of 150,000 mcf of natural gas.

The Possible Reserve Factor also requires a multiplier effect from 1 to 5 depending on the Price Increase Factor that is effective when the proved producing reserves are obtained. For example, the Possible Reserve Factor consideration would be multiplied by 2 if the oil Price Increase Factor of $100 is in effect when the proved producing reserves are confirmed. Similarly, the Possible Reserve Factor consideration would be multiplied by 2 if a natural gas Price Increase Factor of $6.00 per MMbtu is in effect when the proved producing natural gas reserves are confirmed.

The maximum increase in purchase price for the Kansas and Colorado properties is limited to $5 million.

(b)	Additional consideration is also payable for the properties located in Wyoming to the extent that the Company increases proved producing reserves through future drilling or recompletion activities in formations that are not producing as of the closing date under the Possible Reserve Factor. Similar to the properties in Colorado and Kansas, the Possible Reserve Factor will be multiplied by a factor of 1 to 5 depending on the Price Increase Factor that is effective when the proved producing reserves are obtained.

Furthermore, if the Company sells any of the properties in Wyoming, the Sellers have retained an interest of 70% in the net sales proceeds (after the Company receives a recovery of 125% of the original agreed-upon allocation as contained in the table above).

The maximum increase in purchase price (including Sellers retained interest of 70% for the Wyoming properties discussed in the preceding paragraph) for all properties in all states shown in the table above is limited to $25 million. Due to the sale of the Separate Interests discussed below, accrual of $250,000 due to a sustained increase in oil prices over $90 per barrel recorded during the fourth quarter of 2011, and the sale of a second property in February 2012, the maximum future consideration has been reduced by approximately $5.0 million to $20.0 million.

(c)	Note that the values shown in this table are the allocation amounts attributable to the proved developed zones agreed to between the Company and the Sellers, before purchase adjustments for pre-acquisition net revenues received, oil in tanks and contingent purchase price adjustments. These adjustments do not modify the agreed upon value for purposes of the adjustments discussed above but will affect the final purchase allocation under generally accepted accounting principles.

(d)	With respect to the Separate Interests, a formal closing and transfer of title was not required, and did not occur, in order for the Company to realize its proceeds related to the sale of the Separate Interests. The Company acquired the contractual rights associated with the Separate Interests on July 29, 2011, and the Company’s share of the net proceeds of $5,101,000 was received on August 23, 2011, which resulted in recognition of a gain in the third quarter of 2011 of approximately $2,480,000. The Company applied the $5,101,000 of net proceeds to the payments due under the PSA.

2.	BASIS OF PRESENTATION:

The accompanying statements of operating revenues and direct operating expenses (the “Statements”) of the working interests in Oil and Gas Properties (“Properties”) acquired by the Company were prepared by the Sellers based on carved out financial information and data from the Properties’ historical accounting records. Historical financial statements prepared in accordance with generally accepted accounting principles have never been prepared for the Properties. The oil and gas wells that comprise the Properties were owned by between five and seventeen different owners and in most cases the original drilling and development activities took place up to thirty years prior to the Company’s acquisition.

Because the Properties are not separate legal entities, the accompanying Statements vary from a complete income statement in accordance with accounting principles generally accepted in the United States of America in that they do not reflect certain expenses that were incurred in connection with the ownership and operation of the Properties including, but not limited to, general and administrative expenses, interest expense, and other expenses. These costs were not separately allocated to the Properties in the accounting records of Sellers. In addition, these allocations, if made using historical general and administrative structures and tax burdens, may not produce allocations that would be indicative of the historical performance of the Properties had they been the Company’s properties due to the differing size, structure, operations and accounting policies of the Sellers and the Company.

The accompanying Statements also do not include provisions for depreciation, depletion, amortization and accretion, as such amounts would not be indicative of the costs which the Company will incur upon the allocation of the purchase price paid for the Properties. Furthermore, no balance sheet has been presented for the Properties, because not all of the historical cost and related working capital balances are segregated or easily obtainable, nor has information about the Properties operating, investing and financing cash flows been provided for similar reasons. Accordingly, the accompanying Statements are presented in lieu of the financial statements required under Rule 8-04 of Securities and Exchange Commission Regulation S-X.

3.	USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS:

The preparation of the Statements of Operating Revenues and Direct Operating Expenses of the Properties acquired by the Company in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of operating revenues and direct operating expenses during the respective reporting periods. Actual results may differ from the estimates and assumptions used in the preparation of the Statements of Operating Revenues and Direct Operating Expenses of the Properties acquired by the Company.

4.	CRITICAL ACCOUNTING POLICIES:

The Sellers record revenue from the sale of crude oil and natural gas in the month that delivery to the purchaser occurs and title has transferred. The impact of gas imbalances is not material.

Direct Operating Expenses include overhead charges, contract pumper services, salt water disposal, utilities, repairs, maintenance, and other direct costs. All Direct Operating Expenses, including the cost of workovers and repairs to well equipment, are charged to expense in the period incurred. For the years ended December 31, 2009 and 2010, the Sellers did not drill any wells on the properties acquired by the Company and, accordingly, all costs incurred to operate the wells have been included in lease operating expense.

5.	COMMITMENTS AND CONTINGENCIES:

Pursuant to the terms of the purchase and sale agreement, there are no known claims, litigation or disputes pending as of the effective date of the PSA, or any matters arising in connection with indemnification, and the parties to the agreement are not aware of any legal, environmental or other commitments or contingencies that would have a material adverse effect on the Operating Revenues and Direct Operating Expenses of the Properties acquired by the Company.

6.	SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (Unaudited):

The reserve information presented below is based on estimates of net proved reserves as of December 31, 2009 and 2010 that were prepared by the Company’s independent petroleum engineering firm, Ryder Scott Company, in accordance with guidelines established by the SEC.

Proved oil and gas reserves are the estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made). Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors. All of the Properties’ proved reserves are located in the continental United States.

The following table sets forth information for the years ended December 31, 2009 and 2010 with respect to changes in the Properties’ proved developed and proved undeveloped reserves:

	Crude Oil (Bbl)	Natural Gas (Mcf)
Proved Reserves, December 31, 2008	310,852	678,564
Production during 2009	(24,580)	(174,724)

Proved Reserves, December 31, 2009	286,272	503,840
Revisions of previous estimates	119,362	274,864
Production during 2010	(23,758)	(148,864)

Proved Reserves, December 31, 2010	381,876	629,840

Proved developed reserves as of:
December 31, 2009	211,223	363,997

December 31, 2010	304,631	500,011

Proved undeveloped reserves as of:
December 31, 2009	75,049	139,843

December 31, 2010	77,245	129,829

Certain information concerning the assumptions used in computing the valuation of proved reserves and their inherent limitations are discussed below. The Company believes such information is essential for a proper understanding and assessment of the data presented.

As of December 31, 2009, future cash inflows were computed by applying the 12 month arithmetic average of the first of month price for January through December 31, 2009, which resulted in benchmark prices of $61.18 per barrel for crude oil and $3.87 per MMbtu for natural gas. Prices were further adjusted for transportation, quality and basis differentials, which resulted in an average price used as of December 31, 2009 of $50.60 per barrel of oil and $3.67 per Mcf for natural gas.

As of December 31, 2010, future cash inflows were computed by applying the 12 month arithmetic average of the first of month price for January through December 31, 2010, which resulted in benchmark prices of $79.43 per barrel for crude oil and $4.38 per MMbtu for natural gas. Prices were further adjusted for transportation, quality and basis differentials, which resulted in an average price used as of December 31, 2010 of $69.54 per barrel of oil and $4.12 per Mcf for natural gas.

The assumptions used to compute estimated future cash inflows do not necessarily reflect the Company’s expectations of actual revenues or costs, nor their present worth. In addition, variations from the expected production rate also could result directly or indirectly from factors outside of the Company’s control, such as unexpected delays in development, changes in prices or regulatory or environmental policies. The reserve valuation further assumes that all reserves will be disposed of by production. However, if reserves are sold in place, additional economic considerations could also affect the amount of cash eventually realized.

Future development and production costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions.

Future income tax expenses are computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pre-tax net cash flows relating to the Company’s proved oil and gas reserves.

A 10% annual discount rate was used to reflect the timing of the future net cash flows relating to proved oil and gas reserves.

Standardized Measure

The following table presents the standardized measure of discounted future net cash flows as of December 31, 2009 and 2010 related to proved oil and gas reserves for the oil and gas working interests acquired by the Company on July 29, 2011:

	2009	2010
Future cash inflows	$16,331,439	$29,151,354
Future production costs	(8,477,510)	(13,800,670)
Future development costs	(964,486)	(964,486)
Future income taxes	—	(2,162,972)

Future net cash flows	6,889,443	12,223,226
10 percent annual discount	(3,116,967)	(6,027,697)

Standardized measure of discounted future net cash flows	$3,772,476	$6,195,529

The present value (at a 10% annual discount) of future net cash flows from proved reserves is not necessarily the same as the current market value of such oil and gas reserves. The estimated discounted future net cash flows from proved reserves is based on average prices realized in the preceding year and on costs in effect at the end of the year for such properties. However, actual future net cash flows from these oil and gas properties will also be affected by factors such as actual prices received for oil and gas, the amount and timing of actual production, supply of and demand for oil and gas and changes in governmental regulations or taxation.

The timing of both the production of oil and gas and the incurrence of expenses in connection with the development and production of oil and gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% annual discount factor used to calculate discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the properties, or the oil and gas industry in general.

Changes in Standardized Measure

A summary of changes in the standardized measure of discounted future net cash flows for the oil and gas working interests acquired by the Company on July 29, 2011, is as follows for the years ended December 31, 2009 and 2010:

	2009	2010
Standardized measure of discounted future net cash flows, beginning of year	$4,389,248	$3,772,476
Sales of oil and gas, net of production costs and taxes	(616,772)	(746,856)
Net changes in oil and gas prices and production costs	—	1,988,196
Changes in development costs	—	(100,618)
Revisions in previous quantity estimates and other	—	2,408,003
Timing and other differences	—	(406,531)
Net changes in income taxes	—	(1,096,388)
Accretion of discount	—	377,248

Standardized measure of discounted future net cash flows, end of year	$3,772,476	$6,195,529

Estimates of net proved reserves as of December 31, 2008 in accordance with SEC guidelines were not prepared. Accordingly, the changes in the standardized measure for 2009 do not include revisions in prior estimates, net changes in prices and production costs, accretion of discount or timing and other differences. No acquisition, drilling or other development activities occurring on the Properties during 2009 and 2010 and, accordingly, no amounts are shown for these activities in computing the changes in the standardized measure for 2009 and 2010.

Exhibit 99.2

ARÊTE INDUSTRIES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

June 30, 2011

	Arête Historical	Pro Forma Adjustments				Arête Pro Forma
		Acquisition		Sale/ Financing
ASSETS
Current Assets:
Cash and equivalents	$21,457	$—		$24,418	(e)	$45,875
Oil and gas sales receivable	—	1,229,830	(c)			1,229,830
Prepaid expenses and other	459,822					459,822

Total Current Assets	481,279					1,735,527

Property and Equipment:
Oil and gas properties, at cost, successful efforts method:		(189,937)	(c)
Proved properties	—	7,830,265	(b)			8,540,328
		900,000	(a)
Unevaluated properties	—	287,728	(b)			287,728
Gas gathering pipeline and related assets	461,867					461,867

Total property and equipment	461,867					9,289,923
Less acc. depr., depletion & amortization	(206,241)					(206,241)

Net Property and Equipment	255,626					9,083,682

Separate Interests	—	2,621,113	(b)	(2,621,113)	(d)	—

Deposit for acquistion of oil and gas properties	500,000	(500,000)	(a)	—		—

TOTAL ASSETS	$1,236,905	$12,178,999		$(2,596,695)		$10,819,209

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$598,550	$—		$—		$598,550
Accrued expenses	217,805	1,039,893	(c)			1,257,698
Note Payable for acquisition of properties	—	10,100,000	(b)	(5,101,047)	(d)	—
				(4,998,953)	(e)
Notes payable	355,219	400,000	(a)			755,219

Total Current Liabilities	1,171,574					2,611,467
Asset Retirement Obligations	—	639,106	(b)			639,106

Total Liabilities	1,171,574					3,250,573

Stockholders’ Equity:
Convertible Class A preferred stock:
Series 1; authorized 30,000 shares, issued and outstanding 522.5 shares after pro forma adjustments	—			5,023,371	(e)	5,023,371
Common stock, issued and outstanding 7,664,476 shares	16,804,154					16,804,154
Accumulated deficit	(16,738,823)			2,479,934	(d)	(14,258,889)

Total Stockholders’ Equity	65,331	—		—		7,568,636

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,236,905	$12,178,999		$(2,596,695)		$10,819,209

The Accompanying Notes are an Integral Part of These Pro Forma Financial Statements.

ARÊTE INDUSTRIES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2010

	Arête Historical	Pro Forma Adjustments		Arête Pro Forma
Revenues:
Oil and natural gas sales	$—	$2,086,939	(f)	$2,086,939
Gas gathering income	167,625			167,625

Total revenues	167,625			2,254,564

Operating Expenses:
Gas gathering costs	327,591	(104,606)	(i)	222,985
Lease operating expenses	—	1,172,340	(f)	1,172,340
Production taxes	—	167,742	(f)	167,742
Depreciation, depletion, and amortization	44,229	481,092	(g)	525,321
General and administrative	723,109	180,000	(h)	903,109

Total operating expenses	1,094,929			2,991,497

Operating income (loss)	(927,304)			(736,934)
Other income (expense):
Extinguishment of debt	121,870			121,870
Interest income	13			13
Interest expense	(47,191)	(1,050,000)	(j)	(1,097,191)

Total other income (expense)	74,692	(1,050,000)		(975,308)

Net income (loss)	$(852,612)	$(1,050,000)		$(1,712,242)

Earnings (Loss) Per Share Applicable to Common Stockholders:
Basic	$(0.172)			$(0.346)

Diluted	$(0.172)			$(0.346)

Weighted Average Number of Common Shares Outstanding:
Basic	4,950,000			4,950,000

Diluted	4,950,000			4,950,000

The Accompanying Notes are an Integral Part of These Pro Forma Financial Statements.

ARÊTE INDUSTRIES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Six Months Ended June 30, 2011

	Arête Historical	Pro Forma Adjustments		Arête Pro Forma
Revenues:
Oil and natural gas sales	$—	$1,497,315	(f)	$1,497,315
Gas gathering income	45,639			45,639

Total revenues	45,639			1,542,954

Operating Expenses:
Gas gathering costs	111,373	(30,815)	(i)	80,558
Lease operating expenses	—	560,649	(f)	560,649
Production taxes	—	121,183	(f)	121,183
Depreciation, depletion, and amortization	22,110	293,126	(g)	315,236
Acquisition expenses	457,500			457,500
General and administrative	714,566	90,000	(h)	804,566

Total operating expenses	1,305,549	1,064,958		2,259,134

Operating income (loss)	(1,259,910)	432,357		(761,819)
Other income (expense):
Interest income	279			279
Interest expense	(34,442)	(505,000)		(539,442)

Total other income (expense)	(34,163)	(505,000)		(539,163)

Net income (loss)	$(1,294,073)	$(72,643)		$(1,300,982)

Earnings (Loss) Per Share Applicable to Common Stockholders:
Basic	$(0.22)			$(0.22)

Diluted	$(0.22)			$(0.22)

Weighted Average Number of Common Shares Outstanding:
Basic	5,995,000			5,995,000

Diluted	5,995,000			5,995,000

The Accompanying Notes are an Integral Part of These Pro Forma Financial Statements.

ARÊTE INDUSTRIES, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

Arête Industries, Inc. (the “Company”) entered into an Amended and Restated Purchase and Sale Agreement (“PSA”) on July 29, 2011. As set forth in the PSA and its related exhibits, the principal assets acquired by the Company consisted of (i) working interests in oil and gas properties located in Wyoming, Colorado, Kansas and Montana (referred to as the “Properties”), and (ii) vested contractual rights in the net proceeds from the future sale of certain properties located in Wyoming (referred to as the “Separate Interests”). With respect to the Separate Interests, a formal closing and transfer of title was not required, and did not occur, in order for the Company to realize its vested contractual rights to the proceeds related to the sale of the Separate Interests. The Company acquired the contractual rights associated with the Separate Interests on July 29, 2011, and the Company’s share of the net proceeds from the sale of the Separate Interests of $5,101,000 was received on August 23, 2011, which resulted in recognition of a gain of approximately $2,480,000. An unaudited pro forma consolidated balance sheet has been prepared to reflect (i) the purchase of the Properties, (ii) the acquisition of the vested contractual rights to the Separate Interests, (iii) the sale of the Separate Interests, and (iv) the issuance of preferred stock used to finance the acquisition of the Properties.

The unaudited pro forma consolidated balance sheet presents the acquisition of the Properties, and the acquisition and sale of the Separate Interests, as if those transactions occurred on June 30, 2011. The pro forma unaudited consolidated statements of operations present the acquisition of the Properties as if they occurred at the beginning of the periods covered by the unaudited pro forma consolidated statements of operations. The impact of the acquisition and sale of the Special Interests is reflected in the unaudited pro forma consolidated balance sheet but is not reflected in the unaudited pro forma consolidated statements of operations.

These unaudited pro forma consolidated financial statements are not necessarily indicative of the financial position or results of operations that would have occurred had the acquisition been effected on the assumed dates. Additionally, future results may vary significantly from the results reflected in the unaudited pro forma consolidated statements of operations due to normal production declines, changes in prices, future transactions, and other factors. The Company currently has provided a full valuation allowance against net deferred tax assets. The Company believes that the acquisition would not result in an immediate change in the Company’s assessment regarding the valuation allowance. As such, no income tax adjustments from the acquisition have been reflected in the unaudited pro forma consolidated financial information.

For financial accounting purposes, the acquisition of the working interests and the Separate Interests are not considered a business combination under SFAS No. 141R, Business Combinations, as codified in FASB ASC Topic 805, Business Combinations. This determination was arrived at by considering key processes that were not acquired as part of the acquisition. No employees were acquired as part of the acquisition. Specifically, after the acquisition the Company will require highly specialized employees and/or consulting resources to manage and replicate key elements related to the Properties that were previously provided by the Sellers. Key processes that were not acquired include the geological, geophysical and engineering expertise directly related to these specific properties that will be needed to fully exploit the horizontal and recompletion potential for the Properties.

These unaudited pro forma consolidated financial statements should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2011, the Statements of Operating Revenues and Direct Operating Expenses for the years ended December 31, 2009 and 2010 and for the six months ended June 30, 2010 (unaudited) and 2011 (unaudited).

The following purchase price allocation is preliminary and includes significant use of estimates. Management has not yet had the opportunity to complete its assessment of the fair values of the assets acquired and liabilities assumed. Accordingly, the allocation will change as additional information becomes available and is assessed by the Company, and the impact of such changes may be material. The acquisition agreement provides for contingent consideration based on future increases in oil and gas prices and the results of future drilling activities. Contingent consideration that may be payable in the future will generally be recognized when it is probable and reasonably estimable. As December 31, 2011, $250,000 of additional consideration became payable due to the $90 oil price threshold and this amount is not reflected in the pro forma financial information. The following table summarizes the preliminary purchase price and preliminary estimated values of assets acquired and liabilities assumed:

Preliminary Purchase Price:
Consideration Paid for Acquisition:
Cash	$900,000
Note payable to seller	10,100,000

Net consideration paid for acquisition	$11,000,000

Preliminary Allocation of Purchase Price
Separate Interests	$2,621,113
Proved oil and gas properties	8,540,328
Unproved oil and gas properties	287,728

Total fair value of oil and gas properties acquired	11,449,169
Working capital acquired	189,937
Asset retirement obligations	(639,106)

Fair value of net assets acquired	$11,000,000

Working capital acquired was estimated as follows:
Oil & gas sales receivable	$1,229,830
Non-interest bearing payable to seller	(576,791)
Accrued lease operating expenses	(463,102)

Total working capital acquired	$189,937

2.	PRO FORMA ADJUSTMENTS TO THE CONSOLIDATED BALANCE SHEET

Presented below is an explanation of the pro forma adjustments to the accompanying unaudited pro forma consolidated balance sheet:

(a)	Reflects borrowings in July 2011 used to fund an additional deposit of $400,000 under the PSA. This deposit plus the original deposit of $500,000 were applied to the purchase price of the properties at closing.

(b)	Under the PSA, the sellers provided interim financing of $10,100,000 and the Company assumed the asset retirement obligations related to the Properties, resulting in a preliminary purchase allocation of $2,621,113 to the Separate Interests, $287,728 to unevaluated properties and the remainder of $8,540,328 was assigned to the Properties.

(c)	The effective date of the acquisition was April 1, 2011. The net proceeds from oil and gas sales of $1,229,830, less accrued lease operating expenses of $463,102 incurred prior to the July 29, 2011 acquisition date are reflected as a net reduction of $766,728 to the purchase price allocation for the Properties. The purchase consideration also included a non-interest bearing payable of $576,791 and the pro forma adjustment for this amount is also included under accrued expenses.

(d)	On August 23, 2011, the Separate Interests were sold and the Company’s share of the net proceeds of $5,101,047 was used to retire a portion of the note payable to Sellers. After deducting the portion of the purchase price allocated to the Special Interests of $2,621,113, the Company recognized a gain of $2,479,934 which is reflected as a reduction in the accumulated deficit in the pro forma balance sheet.

(e)	On September 29, 2011, the Company issued in a private placement 522.5 shares of its Series A1 Preferred Stock for gross proceeds of $5,225,000. After deducting offering costs of $201,629 the Company received net proceeds of $5,023,371 which were primarily used to retire the remaining balance of the seller note payable.

3.	PRO FORMA ADJUSTMENTS TO THE CONSOLIDATED STATEMENTS OF OPERATIONS

Presented below is an explanation of the pro forma adjustments to the accompanying unaudited pro forma consolidated statements of operations:

(f)	The actual oil and gas revenues and direct operating expenses for the acquired working interest properties are included as a pro forma adjustment as if the acquisition occurred at the beginning of the period.

(g)	Depreciation, depletion, amortization and accretion are based on historical production and estimated reserves for the acquired working interest properties. The cost assigned to each field is based upon the preliminary purchase price allocation.

(h)	The cost of administrative support services under a post-acquisition contract operating agreement of approximately $15,000 per month are shown as an increase in general and administrative expenses. This agreement was entered into with the former owners in connection with the acquisition agreement.

(i)	Gas gathering production costs incurred with the former owners of the acquired properties are eliminated since the Company purchased the coal bed methane property and will not incur these costs after the acquisition.

(j)	Adjustment to record interest expense on $10.1 million of seller financing and an additional $400,000 borrowed to finance a deposit for the acquisition. Interest is provided based on the 10% per annum rate in the Seller note payable.

Arête Industries, Inc.

Exhibit C- Journal Entries Under Acquisition Accounting

1	Deposit on oil and gas properties	500,000
	Cash		500,000
	Entry on 5/25/11 to record cash deposit paid under Original PSA

2	Producing oil and gas properties	9,307,056
	Unproved oil and gas properties	287,728
	Separate Interests	2,621,113
	Payable to Sellers (interest bearing)		10,100,000
	Payable to Sellers for oil in tanks		576,791
	Asset retirement obligations		639,106
	Deposit on oil and gas properties		500,000
	Cash		400,000
	Entry on 7/29/11 to record assets acquired, cash payment and obligations incurred under Amended PSA

3	Oil and gas sales receivable	1,229,830
	Lease operating expenses payable		463,102
	Producing oil and gas properties		766,728
	Record oil & gas sales receivable, and lease operating costs payable from 4/1/11 effective date through 7/29/11

4	Payable to Sellers (interest bearing)	5,031,189
	Interest expense	69,858
	Separate Interests		2,621,113
	Gain on sale of Separate Interests		2,479,934
	Entry on 8/23/11 to record $5,101,047 from sale of Separate Interests with proceeds used to pay debt